UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-31451

CUSIP NUMBER 074001 10 6

(Check One):    ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BearingPoint, Inc.
Full Name of Registrant

KPMG Consulting, Inc.
Former Name if Applicable

1676 International Drive
Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

BearingPoint, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2005 by August 9, 2005 because the Company has experienced significant delays in completing its consolidated financial statements for the year ended December 31, 2004 and its condensed consolidated financial statements for the quarters ended March 31, 2005 and June 30, 2005. Such delays are primarily a result of (1) the additional time required for the Company to complete its expanded financial statement close procedures in a number of areas, including revenue recognition, tax equalization, and accrual of invoices, (2) the need to perform significant substantive procedures to compensate for the material weaknesses in the Company’s internal control over financial reporting, (3) the additional time required to perform a substantive review of the majority of the Company’s contracts and other financial records, (4) the need to validate information derived from the Company’s financial accounting system for our North America operations implemented in April 2004, and (5) the Company’s continued efforts to complete management’s assessment of its internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, as previously disclosed, certain of the Company’s previously filed financial statements, including those for the quarterly periods during the year ended December 31, 2004, the six-month transition period ended December 31, 2003 and the fiscal year ended June 30, 2003, should no longer be relied upon because of errors in those financial statements. The process of evaluating whether, and if so, to what extent, the Company’s previously issued financial statements will need to be restated to correct such errors has also contributed to the delay.

Consequently, the Company is not currently able to complete its consolidated financial statements for the three months ended June 30, 2005. Accordingly, the Company was not able to file its Form 10-Q for the three and six months ended June 30, 2005 by August 9, 2005, and will not file its Form 10-Q for the three and six months ended June 30, 2005 by August 15, 2005. Due to the time required to complete and file the Company’s Form 10-K for the year ended December 31, 2004, and the Forms 10-Q for the three months ended March 31, 2005 and the three and six months ended June 30, 2005, and the Company’s ongoing efforts to remediate the underlying reasons for these late filings, the Company expects that its Form 10-Q for the three and nine months ending September 30, 2005 will not be filed in a timely fashion.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Judy Ethell	(703)	747-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended March 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is not possible to state at this time whether there will be a significant change in the results of operations of the Company for the three and six months ended June 30, 2005 as compared to the three and six months ended June 30, 2004. As discussed in Part III above, a significant number of substantive procedures must be completed before the Company will be able to finalize its financial results for the year ended December 31, 2004, for the three months ended March 31, 2005, and for the three months ended June 30, 2005.

Moreover, as discussed in Part III above, the Company has identified errors in certain of its previously issued financial statements. The exact amount of the errors and the periods to which they relate have not been determined and finalized. It is highly likely that these errors will require the Company to restate its financial statements for the quarterly periods for the year ended December 31, 2004, including the quarterly period ended June 30, 2004. Accordingly, the Company is unable to determine whether there will be any significant change in its results of operations for the three and six months ended June 30, 2005 as compared to the three and six months ended June 30, 2004 or to provide a reasonable estimate of its results of operations for such periods.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

Some of the statements in this Form 12b-25 constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to the Company’s operations that are based on the Company’s current expectations, estimates and projections. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained in this Form 12b-25 include, without limitation, statements about when the Company will be able to file its Form 10-Q (which could be affected by the completion of the Company’s Form 10-K for the year ended December 31, 2004, the complexity of the process, the nature of the requisite reviews and other factors), the Company’s internal control over financial reporting, the Company’s results of operations and financial condition and the highly likely restatement of prior period financial statements. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events of the Company’s future financial performance that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company’s actual results may differ from the forward-looking statements for many reasons, including:

•	any direct or indirect impact of the matters disclosed in this Form 12b-25 on our operating results, financial condition or stock price;

•	its inability to file SEC reports on a timely basis;

•	any continuation of pricing pressures and declining billing rates;

•	the business decisions of its clients regarding the use of its services and the related need to use subcontractors to complete certain engagements;

•	the timing of projects and their termination;

•	its ability to address liquidity concerns;

•	its ability to remediate internal control material weaknesses and significant deficiencies identified by the Company and its independent registered public accountants;

•	the availability of surety bonds, letters of credit or bank guarantees supporting client engagements;

•	the impact of rating agency actions;

•	the ability to retain the listing of its common stock on the New York Stock Exchange;

•	the availability of talented professionals to provide its services;

•	the pace of technology change;

•	the strength of its joint marketing relationships;

•	the actions of its competitors;

•	changes in spending policies or budget priorities of the U.S. government, particularly the Department of Defense, in light of the large U.S. budget deficit;

•	its inability to use losses in some of its foreign subsidiaries to offset earnings in the United States;

•	its inability to accurately forecast its results of operations and the growth of its business;

•	changes in, or the application of changes to, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition;

•	difficulties relating to changes in its management;

•	continued failure to complete Sarbanes-Oxley requirements, including the requirements of Section 404 of Sarbanes-Oxley; and

•	the outcome of pending and future legal proceedings.

In addition, the Company’s results and forward-looking statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in its industry. The Company cautions the reader that the factors the Company has identified above may not be exhaustive. The Company operates in a continually changing business environment, and new factors that may affect its forward-looking statements emerge from time to time. Management cannot predict such new factors, nor can it assess the impact, if any, of such new factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

                        BearingPoint, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ Judy Ethell
Judy Ethell Executive Vice President – Finance and Chief Accounting Officer